UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

OUSTER, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G2283K110

(CUSIP Number)

March 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Cox Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,065,871
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,065,871
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Ouster, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Officers:

350 Treat Avenue

San Francisco, California 94110

Item 2(a).	Name of Person Filing:

Cox Investment Holdings, Inc. (the “Reporting Person”)

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

6205-A Peachtree Dunwoody Road

Atlanta, Georgia 30328

Item 2(c).	Citizenship:

See Item 4 of the attached cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP No.:

G2283K110

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 12,065,871 shares of Common Stock are held of record by the Reporting Person. The board of directors of the Reporting Person exercises voting and dispositive power with respect to these shares. The board of directors of the Reporting Person consists of Dallas S. Clement and Jennifer Hightower, neither of whom has individual voting or dispositive power with respect to the shares and each of whom disclaims any beneficial ownership of the shares. The trustees of the Cox Family Voting Trust u/a/d 7/26/13 (the “Cox Family Voting Trust”), consisting of James C. Kennedy, Alexander C. Taylor and John M. Dyer, are responsible for appointing all of the members of the board of directors of the Reporting Person. Because the board of directors of the Reporting Person exercises voting and dispositive power with respect to the shares, each of the foregoing individuals disclaims any beneficial ownership of the shares held by the Reporting Person.

(b) Percent of class: 7.5%, based on 161,449,205 shares of Common Stock outstanding following the consummation of the Issuer’s business combination and transactions related thereto, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 12,065,871

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 12,065,871

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021
Cox Investment Holdings, Inc.

	By:	/s/ Luis A. Avila
	Name:	Luis A. Avila
	Title:	Assistant Secretary